UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CNET NETWORKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

125945-10-5

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK AMERICA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASAYOSHI SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

                     The statement on Schedule 13D previously filed by SOFTBANK America Inc. (“SBA”), SOFTBANK Holdings Inc. (“SBH”), SOFTBANK Corp. (“SOFTBANK”) and Masayoshi Son (“Mr. Son”) with respect to shares of Common Stock (the “Common Stock”) of CNET Networks, Inc. (the “Company”) is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D and its Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 remain in full force and effect. SBA, SBH, SOFTBANK and Mr. Son are collectively referred to as the “Reporting Persons.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)                  As disclosed in Item 6 of Amendment No. 5 to Schedule 13D, filed on March 14, 2003, SBA and SBH entered into a Stock Purchase Agreement, dated as of March 12, 2003, with Blue Ridge Limited Partnership, a New York limited partnership (“Blue Ridge”), for the sale of 5,685,282 shares of the Common Stock to Blue Ridge, and SBA entered into a Stock Purchase Agreement, dated as of March 13, 2003, with Acqua Wellington Opportunity I Limited, a company organized under the laws of the Commonwealth of the Bahamas (“Acqua”), for the sale of 2,000,000 shares of the Common Stock to Acqua. On March 19, 2003, SBA consummated the sale of 2,000,000 shares of the Common Stock to Acqua for an aggregate price of approximately $2,140,000. On March 20, 2003, SBA and SBH consummated the sale of 5,685,282 shares of the Common Stock to Blue Ridge for an aggregate price of approximately $6,083,252.

                     SBA, SBH, SOFTBANK and Mr. Son. As a result of the foregoing transactions, as of the date of filing this statement, none of the Reporting Persons beneficially own any shares of the Common Stock.

(c)                  Except as set forth above with respect to the sale of shares of the Common Stock to Blue Ridge and to Acqua, to the best knowledge of the Reporting Persons, none of the Reporting Persons is a party to any transaction with respect to shares of the Common Stock during the past 60 days.

(e)                  As of the date of filing this statement, each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the outstanding shares of the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

                     A.   Power of Attorney by SOFTBANK and Mr. Son, dated as of December 20, 2002 (filed with the Statement on Schedule 13D filed on March 14, 2003 by the Reporting Persons with respect to the Common Stock of the Company and incorporated herein by reference).

Page 6 of 8 Pages

                     B.   Agreement of Joint Filing, dated as of October 27, 2000, among the Reporting Persons (filed with the Statement on Schedule 13D filed on October 31, 2000 by the Reporting Persons with respect to the Common Stock of the Company and incorporated herein by reference).

Page 7 of 8 Pages

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2003

SOFTBANK AMERICA INC.
By:	/s/ Francis B. Jacobs II

	Name: Title:	Francis B. Jacobs II Vice President of SOFTBANK AMERICA INC.

SOFTBANK HOLDINGS INC.
By:	/s/ Francis B. Jacobs II

	Name: Title:	Francis B. Jacobs II Vice President of SOFTBANK HOLDINGS INC.

SOFTBANK CORP.
By:	/s/ Steven J. Murray

	Name: Title:	Steven J. Murray Attorney-in-Fact for SOFTBANK CORP.

MASAYOSHI SON
By:	/s/ Steven J. Murray

	Name: Title:	Steven J. Murray Attorney-in-Fact for MASAYOSHI SON

Page 8 of 8 Pages